Filed by Smithfield Foods, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Premium Standard Farms, Inc.

Commission File No.: 000-51347

Excerpts from Fiscal Year 2007 Second Quarter

Smithfield Foods Earnings Conference Call

November 30, 2006, 9:00 a.m.

Excerpt No. 1

Larry Pope – Smithfield Foods – President, CEO

We also announced a deal to buy Premium Standard Farms, who as you know is the second largest hog producer in the country, on September 18th. We believe that this acquisition when completed will give us an awful lot of comfort in terms of security of livestock for our Midwest operations that we have been under-integrated in from our standpoint, and we are very pleased and look forward to that closing. We are currently in the second request stage with the Justice Department, so there is an awful lot of review going on at this point, and that transaction is one we hopefully will close in some relative time although I am not necessarily prepared to give you a date at this point.

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Excerpt No. 2

Pablo Zuanic – JP Morgan – Analyst

That’s good. Just a follow-up on Swift. Buying Swift would also imply buying the pork processing business. Now that you’re buying Premium Standard Farms, you are already over 30% market share in pork processing. If you were to buy Swift some day I assume you would not hold onto the pork processing side, because of antitrust issues. That is correct?

Joe Luter – Smithfield Foods – Chairman

Yes. I think it is correct to assume that if we buy Premium Standard we could not also buy all the Swift pork operations. We may decide to buy a plant and sell a plant; but no, if we buy Premium Standard we would not be able to buy all of Swift’s pork operations. We don’t see any problem on the beef side, and we don’t see any problem on the Australian side.

Pablo Zuanic – JP Morgan Analyst

Okay. In terms of acquisition of Premium Standard Farms, is it taking longer than you expected from an approval standpoint?

Joe Luter – Smithfield Foods – Chairman

No.

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This filing contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements relating to anticipated financial and operating results, the companies’ plans, objectives, expectations and intentions and other statements including words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” and other similar expressions. Such statements are based upon the current beliefs and expectations of Smithfield’s and PSF’s management and involve a number of significant risks and uncertainties. Actual results may differ materially from the results anticipated in these forward-looking statements. The following factors, among others, could cause or contribute to such material differences: the risk that governmental approvals of the transaction will not be obtained on the proposed terms and schedule or at all or will only be obtained following the imposition of adverse conditions; the failure to obtain stockholder approval; the risks that Smithfield’s and PSF’s businesses will not be integrated successfully; the risk that Smithfield and PSF will not realize estimated cost savings and synergies; costs relating to the proposed transaction; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the availability and pricing of hogs, feed and other products necessary to our business; fluctuations in pricing of our products, the competitive environment and related market conditions; legal risks, including litigation and legislative and regulatory developments; possible effects on products and productivity of disease outbreaks; access to capital; and actions of domestic and foreign governments. Additional factors that could cause Smithfield’s and PSF’s results to differ materially from those described in the forward-looking statements can be found in the 2006 Annual Report on Form 10-K of Smithfield and the 2006 Annual Report on Form 10-K of PSF filed with the Securities and Exchange Commission (the “SEC”) and available at the SEC’s Internet site (http://www.sec.gov). Neither Smithfield nor PSF undertakes any obligation to update any forward-looking statements to reflect circumstances or events that occur after the date on which such statements were made.

This communication is being made in respect of the proposed merger transaction involving Smithfield, PSF and KC2 Merger Sub, Inc. In connection with the proposed transaction, Smithfield filed with the SEC a registration statement on Form S-4 containing a preliminary proxy statement/prospectus for the stockholders of PSF, and each of Smithfield and PSF will be filing other documents regarding the proposed transaction with the SEC as well. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS ARE URGED TO READ THE PRELIMINARY PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND THE DEFINITIVE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE, AS WELL AS THE OTHER DOCUMENTS REFERRED TO IN THE PROXY STATEMENT/PROSPECTUS CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The definitive proxy statement/prospectus will be mailed to PSF’s stockholders. Stockholders will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about Smithfield and PSF, without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, by directing a request to Smithfield Foods, Inc., 200 Commerce Street, Smithfield, Virginia 23430, Attention: Investor Relations (212) 758-2100, or to PSF, 805 Pennsylvania Avenue, Suite 200, Kansas City, Missouri 64105 Attention: Investor Relations (816) 472-7675.

Smithfield, PSF and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Smithfield’s directors and executive officers is available in Smithfield’s proxy statement for its 2006 annual meeting of stockholders and Smithfield’s 2006 Annual Report on Form 10-K, which were filed with the SEC on July 31, 2006 and June 30, 2006, respectively, and information regarding PSF’s directors and executive officers is available in PSF’s proxy statement for its 2006 annual meeting of stockholders and PSF’s 2006 Annual Report on Form 10-K, which were filed with the SEC on July 21, 2006 and May 31, 2006, respectively. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the preliminary proxy statement/prospectus filed with the SEC.